EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands, except per share data)	Nine Months ended September 30,		Three Months ended September 30,
	2007	2006	2007	2006
Basic Numerator:
Income before discontinued operations	$549,461	$436,610	$256,315	$169,796
Income from discontinued operations, net	68,487	43,563	23,421	16,075

Net income — basic	$617,948	$480,173	$279,736	$185,871

Diluted Numerator:
Income before discontinued operations	$549,461	$436,610	$256,315	$169,796
Income from discontinued operations, net	68,487	43,563	23,421	16,075

Net income — diluted	$617,948	$480,173	$279,736	$185,871

Denominator:
Weighted average common shares - basic	494,261	503,903	494,568	492,714
Effect of dilutive securities:
Stock options and restricted stock	1,319	823	1,600	864

Denominator for net income per common share — diluted	495,580	504,726	496,168	493,578

Net income (loss) per common share:
Income before discontinued operations — basic	$1.11	$.87	$.52	$.34
Income from discontinued operations, net — basic	.14	.08	.05	.04

Basic	$1.25	$.95	$.57	$.38

Income before discontinued operations — diluted	$1.11	$.87	$.52	$.34
Income from discontinued operations, net — diluted	.14	.08	.04	.04

Diluted	$1.25	$.95	$.56	$.38